KARBON-X CORP.

6575 West Loop South, Suite 500, Bellaire, TX 77401

November 25, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Karbon-X Corp.
Offering Statement on Form 1-A
File No. 024-12676

Request for Qualifcation
Requested Date: November 26, 2025, 11:00 am Eastern Standard Time

Gentlemen and Ladies:

Karbon-X Corp. (the “Company”) hereby requests that the above-referenced

Offering Statement on Form 1-A (File No. 024-12676) be declared qualified at the “Requested Date” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Offering Statement on Form 1-A (the “Filing”) effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesies and please contact us at your convenience if you require any additional information.

Very truly yours,
/s/ Chad Clovis
Chad Clovis
Chief Executive Officer